Filed pursuant to Rule 424(b)(7)

Registration No. 333-220538

PROSPECTUS SUPPLEMENT NO. 1

Dated June 15, 2018

(To prospectus dated December 29, 2017)

10,866,425 Shares of Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated December 29, 2017 included in a registration statement that we filed with the SEC (together the “Prospectus”) covering the registering for resale by the selling stockholders named in the Prospectus of 4,408,014 shares of our common stock and registering 6,458,411 shares of our common stock issuable upon the exercise of the warrants described in the Prospectus by the selling stockholders named in the Prospectus in order for the holders of such warrants to exercise the warrants, in their discretion, as well as for the resale of such shares of common stock by the selling stockholders.

The purpose of this Prospectus Supplement No. 1 is solely to supplement and amend the “Selling Stockholders” table on page 24 of the Prospectus to reflect certain transfers from certain selling stockholders previously identified in the Prospectus to other parties who as a result of such transfers are being added or substituted as selling stockholders which transfers are described in the footnotes of such table.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “TPIV.” On June 14, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $8.65 per share. You are urged to obtain current market quotations for the common stock.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 2 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 15, 2018.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” commencing on page 24 of the Prospectus is hereby supplemented and amended by adding the information below with respect to selling stockholders not previously listed in the Prospectus, and by superseding the information with respect to the selling stockholders identified below that were previously listed in the Prospectus with the information below.

This information set forth in the table below has been updated solely to add or substitute selling stockholders as a result of transfers from selling stockholders previously identified in the Prospectus which transfers are further described in the footnotes. The information below is based on information provided to us by or on behalf of the selling stockholders listed below on or before June 14, 2018 and we have not independently verified this information.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Beneficially Owned After Offering (2)	Percentage of Shares of Common Stock Beneficially Owned After the Offering (1) (2)
Bigger Capital Fund, LP (3)	62,274	62,274	0	*

*           Less than 1%.

(1)       Includes shares of common stock underlying warrants held by the Selling Stockholder that are covered by this Prospectus, including warrants that, due to contractual restrictions, may not be exercisable if such exercise would result in beneficial ownership greater than 4.9%, 9.9% and 49.9% of our outstanding common stock, as applicable. As these ownership amounts are not calculated according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, they differ from the amounts shown in the section of this Prospectus entitled “Beneficial Ownership of Principal Stockholders, Officers and Directors”.

(2)         Based on 17,142,927 shares of common stock, which includes 10,684,516 shares of common stock issued and outstanding on May 11, 2018, and 6,458,411 shares of common stock being offered in this Prospectus that may be issued upon exercise of the warrants. In determining this amount, we assumed that (i) all 6,458,411 shares of common stock being offered in this Prospectus that may be issued upon exercise of the warrants will be sold and (ii) we issue no other shares of common stock. If these assumptions are incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(3)         Michael Bigger, Michael Bigger Custodian FBO Andreas Bigger UGMA NY Until Age 21 and Michael Bigger Custodian FBO Mathias Bigger UGMA NY Until Age 21 transferred to Bigger Capital Fund, LP 62,274 shares of common stock issuable upon the exercise of warrants. The shares listed under “Number of Shares of Common Stock Owned Prior to Offering” and “Shares of Common Stock to be Sold Pursuant to this Prospectus” include the 62,274 shares issuable upon the exercise of the warrants sold in June 2017 that are held by the stockholder. This amount does not (i) give effect to limitations on ownership set out in any of the warrants that may be exercised into such shares or (ii) include any shares that may be beneficially owned by an affiliate.